UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

GSE Systems, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

36191X100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Value Strategies Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

622,800

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

622,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

622,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

110,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

110,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,064,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,064,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,064,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,064,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,064,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,064,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

331,600

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

331,600

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,600

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement amends and supplements the Schedule 13G filed on January 14, 2013.  Except as set forth herein, the Schedule 13G is unmodified. This statement reflects the beneficial ownership of the Reporting Persons (as defined below) as of February 3, 2014.

ITEM 1(a).      NAME OF ISSUER:

     GSE Systems, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1332 Londontown Blvd., Suite 200
     Sykesville, Maryland 21784

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Bridgehampton Value Strategies Fund (the “Value Strategies Fund”).

•	Bridgehampton Monument Fund LLC (the “Monument Fund”).

•	Bridgehampton Capital Management LLC (“BCM”).

•	Kenneth E. Lee (“Mr. Lee”).

•	Charles D. Morgan (“Mr. Morgan”).

BCM is the investment advisor of the Value Strategies Fund and the manager of the Monument Fund and of CDMorg Holdings, an account managed by BCM for Mr. Morgan (the "Separately Managed Account").  The Value Strategies Fund is a fund that is part of a series of shares of beneficial interest of the Investment Managers Series Trust, an open-end management investment company organized as a Delaware statutory trust.  The Monument Fund is a private investment fund.  Mr. Lee is the managing member of BCM. Mr. Morgan has joint trading authority with respect to the shares of Common Stock held by the Separately Managed Account.  BCM and Mr. Lee may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Value Strategies Fund, the Monument Fund and the Separately Managed Account.  BCM, Mr. Lee and Mr. Morgan may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Separately Managed Account.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of the Value Strategies Fund, the Monument Fund, BCM and Mr. Lee is 2304 Main Street, Unit B, Bridgehampton, New York 11932.

                The business address of Mr. Morgan is1111 Main Street, Ste 206, Conway, AR 72032.

ITEM 2(c).      CITIZENSHIP:

Each of Mr. Lee and Mr. Morgan is a citizen of the United States.

BCM is a limited liability company formed under the laws of the State of New York.

               The Monument Fund is a limited liability company formed under the laws of the State of Delaware.

The Value Strategies Fund is part of a series of shares of beneficial interest of the Investment Managers Series Trust, an open-end management investment company organized as a Delaware statutory trust.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

        36191X100

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Value Strategies Fund individually beneficially owns  622,800 shares of Common Stock.

(ii) The Monument Fund individually beneficially owns  110,000 shares of Common Stock.

(iii) BCM, as the investment advisor of the Value Strategies Fund and the manager of Monument Fund, may be deemed to beneficially own the  732,800 shares of Common Stock beneficially owned by them, and an additional  331,600 shares of Common Stock held in the Separately Managed Account.

(v) Mr. Lee may be deemed to be the beneficial owner of the  1,064,400 shares of Common Stock beneficially owned by BCM.

(vi) Mr. Morgan may be deemed to be the beneficial owner of the  331,600 shares of Common Stock held in the Separately Managed Account.

(vii) Collectively, the Reporting Persons beneficially own  1,064,400 shares of Common Stock.

               (b)            Percent of Class:

(i) The Value Strategies Fund’s individual beneficial ownership of  622,800 shares of Common Stock represents 3.5% of all of the outstanding shares of Common Stock.

(ii) The Monument Fund’s individual beneficial ownership of  110,000 shares of Common Stock represents 0.6% of all of the outstanding shares of Common Stock.

(iii) Each of BCM’s and Mr. Lee’s beneficial ownership of  1,064,400 shares of Common Stock represents  6.0% of all of the outstanding shares of Common Stock.

(iv) Mr. Morgan’s individual beneficial ownership of  331,600 shares of Common Stock represents 1.9% of all of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons’ beneficial ownership of 1,064,400 shares of Common Stock represents 6.0% of all of the outstanding shares of Common Stock.

(c)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Value Strategies Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 622,800 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 110,000shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to vote or direct the vote of the  331,600 shares of Common Stock held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Value Strategies Fund, BCM and Mr. Lee have shared power to dispose or direct the disposition of the 622,800 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM and Mr. Lee have shared power to dispose or direct the disposition of the 110,000 shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the  331,600 shares of Common Stock held in the Separately Managed Account.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 6, 2014

BRIDGEHAMPTON VALUE STRATEGIES FUND
Bridgehampton Capital Management LLC, as Investment Advisor

By:	/s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By:	/s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:	/s/ Kenneth E. Lee
Kenneth E. Lee

/s/ Kenneth E. Lee
Kenneth E. Lee

/s/Charles D. Morgan
Charles D. Morgan